SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Extension until 2021 for

Oman Dedicated Center

Paris, France – May 23, 2017

CGG announced today the extension, until the end of 2021, of its contract with Petroleum Development Oman (PDO) for the provision of subsurface imaging technology and services at its dedicated processing center (DPC) in Muscat.

Within the terms of the extension, the DPC’s capacity, resources and responsibilities will be expanded to respond to the specific requirements of PDO’s data acquisition strategy. CGG will also reinforce its significant In-Country Value initiatives, such as developing expert local staff, onsite training, and educational and mentoring support to Sultan Qaboos University.

CGG has operated the DPC in a highly collaborative working relationship with PDO since 1994. Its experienced land processing specialists deliver the full range of time and depth imaging services to process PDO’s very large, predominantly high-density wide-azimuth onshore seismic data sets and are recognized for their technical excellence and innovative spirit.

Jean-Georges Malcor, CEO, CGG, said: “CGG’s Muscat DPC is the largest and longest-running center of its kind in the Middle East. Over the years, CGG and PDO have established a strong partnership based on trust and a shared ambition to go the extra mile to achieve the very best results to meet PDO’s business objectives. We are therefore delighted to continue accompanying PDO in their ambitious strategy to successfully explore the potential of the most geologically complex parts of Oman.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 23rd, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer